Exclusive Purchase Option Agreement

March 15, 2021

This exclusive purchase option agreement (the "Option Agreement") is made between VV Markets, LLC ("Purchaser" or "us") and VinConnect Inc. ("Seller" or "you") with regard to the assets described below (each individually an "Asset", collectively the "Assets").

Key Deal Points
- You have the ability to source the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.
- You are partnering with us to securitize the Asset(s) through the Vint platform, which is owned and operated by our parent company, Vinvesto, Inc. (the "Platform").
- We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.
- For a period of six (6) months from the date of this Option Agreement (the "Period"), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations
- You maintain possession of the Asset(s) throughout the Period.
- You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.
- You will provide us with reasonable access to the Asset(s) for the creation of marketing materials. Marketing materials remain our property.
- ***You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale".***

The Results:
- Upon the successful completion of an offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:
- This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Assets

Code	Name	Vintage	Size	Price	Quantity
LPO-0500-15	Chambertin An Zero	2015	6x750	$ 3,249	1
LPO-0704-15	Corton Charlemagne An Zero	2015	3x1.5	$ 1,367	1
LPO-0800-15	Montrachet An Zero	2015	6x750	$ 7,281	1
LPO-3100-17	Batard-Montrachet Cuvee des Lilas	2017	6x750	$ 3,524	1
LPO-1800-16	Chambertin Clos de Beze	2016	6x750	$ 3,134	1
LPO-1804-17	Chambertin Clos de Beze	2017	3x1.5	$ 3,185	1
LPO-1700-16	Chambertin Cuvee du Chene	2016	6x750	$ 3,429	1
LPO-1960-16	Clos Saint Denis	2016	6x750	$ 3,587	1
LPO-1914-17	Clos Saint Denis	2017	3x1.5	$ 3,642	1
LPO-1660-16	Griotte Chambertin	2016	3x1.5	$ 3,088	1

Description:	Laurent Ponsot Wine Collection
Total Acquisition Cost:	$40,000
Consideration:	
Cash (%)	$40,000 (100%)
Equity (%)	(0%)
Total	$40,000
Other Terms:	

Additional Terms and Conditions:

- If after the 6-month option period, VV Markets, LLC has been unable to raise the necessary funds through the Vint Platform, Vinvesto grants Seller an option to put the Assets to Vinvesto, Inc. for total consideration of $36,000 in cash. Such option shall exist for 12 months following the expiration of the Period.

Acknowledged and Agreed:



VV Markets
Name: Nicholas King
Title: Chief Executive Officer

VinConnect Inc.
Name: Kevin Sidders
Title: President